Writer's Direct Dial: (212) 225-2420

E-Mail: sshalen@cgsh.com

July 15, 2005

VIA EDGAR TRANSMISSION Ms. Jennifer Hardy Branch Chief Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Polymer Holdings LLC Registration Statement on Form S-4 (File No. 333-123749)
KRATON Polymers LLC Registration Statement on Form S-4 (File No. 333-123747)

Dear Ms. Hardy:

By letter dated June 28, 2005, the staff of the Securities and Exchange Commission provided certain comments on (1) Amendment No. 1 to the registration statement on Form S-4 filed on June 9, 2005 by KRATON Polymers LLC (“KRATON”), KRATON Polymers Capital Corporation, Elastomers Holdings LLC and KRATON Polymers U.S. LLC and (2) Amendment No. 1 to the registration statement on Form S-4 filed on June 9, 2005 by Polymer Holdings LLC (“Holdings”) and Polymer Holdings Capital Corporation. KRATON and Holdings are submitting herewith via EDGAR responses to the staff’s comments and filing via EDGAR Amendment No. 2 to each of the Forms S-4.

For convenience, we have reproduced below the staff’s comments and have provided responses immediately below the comments.

KRATON POLYMERS LLC FORM S-4

General

1.	Please comply with these comments in the Polymer Holdings LLC Form S-4 to the extent applicable.

Holdings confirms that it has revised its amended Form S-4 as appropriate to reflect the staff’s comments to the Form S-4 of KRATON.

Prospectus Summary, page 2

Our Company

2.	In your statements throughout the prospectus where you state you believe you are the world’s leading producer of styrenic block copolymers, please specify the measure upon which you base these statements.

KRATON has revised pages 2, 4, 51 and 74 of its prospectus in response to the staff’s comment.

Supply Disruption Issues, page 7

3.	Please avoid legal terms like “force majeure.”

KRATON has revised pages 7, 26 and 52 of its prospectus in response to the staff’s comment.

Restatement of Prior Financial Statements, page 8

4.	Please consider risk factor disclosure regarding reliance on current and future financial statements and other risks relating to restatement of your financial statements.

KRATON has revised page 31 of its prospectus in response to the staff’s comment.

Aggregated Options/SAR Exercises..., page 100

5.	We note the last column. Please confirm that none of the options held by the named officers were in-the-money as of your fiscal year end.

KRATON confirms that none of the options held by the named officers were in-the-money as of December 31, 2004. KRATON has revised page 101 of its prospectus in response to the staff’s comment to include an explanatory footnote.

Expiration Date; Extensions; Amendments; Termination, page 41.

6.	Please confirm that any delay in acceptance will be consistent with Rule 14e-l(c).

KRATON confirms that any delay in acceptance will be consistent with Rule 14e-1(c) and has revised page 40 of its prospectus to further clarify that it will only delay acceptance if the offer is extended.

Raw Materials, page 57

7.	Please disclose whether the operational problems of key isoprene producers, which led to the 2005 price increases, are likely to reoccur.

KRATON has revised page 57 of its prospectus in response to the staff’s comment.

Liquidity and Capital Resource, page 68

8.	Please disclose whether payment on your senior secured credit facility would be accelerated upon the exercise of the repurchase option by holders of the exchange notes.

KRATON has revised page 67 of its prospectus in response to the staff’s comment.

Financial Statements and notes thereto

9.	We reviewed your response to prior comment 44 of our letter dated April 1, 2004 and appreciate the additional information. Based on that information we recognize that your end-use markets do not appear to be operating segments based on the criteria set forth in paragraph 10 of SFAS 131. We note on page 52 of your amended filing that you generate most of your product sales and gross margin from two primary product lines. We also note that on page 4 of your amended filing you indicate that your KRATON G product has higher performance characteristics as well as significantly higher margins than your KRATON D product. Based on this information it appears that these two principal product lines may qualify as multiple operating segments as defined by paragraph 10 of SFAS 131. If true, please explain to us why you believe the aggregation of these operating segments is appropriate based on the guidance provided in paragraph 17 of SFAS 131.

KRATON confirms that it considered SFAS 131 in its determination that it only has one operating segment and therefore one reportable segment, and that it believes the presentation of aggregated information is consistent with SFAS 131.

KRATON confirms that in making this determination it considered paragraph 10 of SFAS 131, which states that an operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

In particular, KRATON considered that:

•	Revenues are earned in the KRATON D and KRATON G product lines. In addition, certain variable costs such as monomers, process chemicals and packaging also can be identified to the KRATON D and KRATON G product lines. However, other costs to manufacture KRATON D and KRATON G products, including labor, maintenance and outside services, are not tracked by, or attributed to, the specific product lines. They are considered in the aggregate only. Additionally, selling expenses, general and administrative expenses, interest expense and income tax expense are not attributable to the KRATON D and KRATON G product lines.

•	The KRATON D and KRATON G product lines share manufacturing facilities. As such, management, including KRATON’s CEO, generally focus on overall results of the business.

•	The operating results reviewed by its CEO and the Board of Directors to make decisions about how to allocate resources and assess performance have generally been presented on an aggregated basis for the KRATON D and KRATON G product lines, as described elsewhere in this response. The limited disaggregated information provided to the CEO is not a primary source of information used to determine the allocation of resources (such as marketing, information technology, human resources, raw materials and much of KRATON’s capital expenditures) or assess performance. The CEO relies upon many different types of information to determine the allocation of resources, such as manufacturing facility production effectiveness, availability of raw materials, long-term production plans, industry supply and demand and competitive environment.

•	KRATON has prepared internal reports for KRATON D and KRATON G product lines that identify sales, variable costs and contribution margin. Further financial information is viewed on an aggregate basis.

•	KRATON’s organizational structure does not include any specific management roles for the KRATON D and KRATON G product lines, such as a vice president.

The above factors are reflected in KRATON’s disclosures in the registration statement where revenues by the KRATON D and KRATON G product lines are discussed but gross profit and other operating measures are provided on an aggregated basis. The reference on page 3 of KRATON’s prospectus to significantly higher margins refers to revenues less variable costs.

KRATON believes that providing KRATON D and KRATON G product line revenue is useful to the readers of its financial information. However, that should not be interpreted to mean KRATON believes that it has separate operating segments for these product lines.

For these reasons, KRATON concluded that in applying the criteria of paragraph 10 of SFAS 131, its business consisted of a single operating segment. KRATON did recognize, however, that this determination involved a degree of judgment.

For that reason, KRATON also considered the aggregation guidance of paragraph 17 of SFAS 131, which states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the standard, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services.

b.	The nature of the production processes.

c.	The type or class of customer for their products and services.

d.	The methods used to distribute their products or provide their services.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

In particular KRATON considered that:

•	All of its products are used by its customers to add performance attributes, particularly flexibility, to their products. There are no visual differences between the products sold.

•	The products sold in the KRATON D and KRATON G product lines primarily use the same raw materials and similar production processes and are distributed by the same method.

•	KRATON G production lines have the capability of producing KRATON D.

•	The regulatory environment is the same for products sold in each of the end-use markets.

Although KRATON G has historically received higher sales prices due to the higher performance characteristics, KRATON believes the overall economic characteristics between the KRATON D and KRATON G product lines are similar due to the reasons stated above.

For these reasons, KRATON concluded that in applying the criteria of paragraph 17 of SFAS 131, even if one might conclude that KRATON had separate operating segments based on the criteria of paragraph 10, it would still aggregate the operating segments into a single reporting segment.

KRATON recognizes that these conclusions are subject to ongoing assessment. If its business, strategy or processes change in the future in a way that impacts the assessments described above, KRATON will re-evaluate its conclusions.

Note 1(f) – Summary of Significant Accounting Policies – Inventories, page F-l2 Schedule II– Valuation and Qualifying Accounts

10.	We note that Schedule II indicates a net increase in your inventory reserve of $2 million for the year ended December 31, 2004; however, Note 1(f) of your financial statements indicates you had a $3.8 million increase in your reserve. Additionally, the notes to your financial statements indicates there was a $1.6 million reduction to that reserve during the period January 1, 2003 to December 22, 2003 while your schedule II indicates a $3.6 million decrease. Please advise or revise.

KRATON has revised page F-11 of its prospectus in response to the staff’s comment.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2420 or my colleague Duane McLaughlin at (212) 225-2106.

Sincerely,

/s/ Stephen H. Shalen

Stephen H. Shalen

cc:	Craig Slivka

Mindy Hooker

John Cash

Securities	and Exchange Commission

Joseph J. Waiter

Dave M. Davis

Jeffrey S. Courtright

KRATON	Polymers LLC

Duane McLaughlin

Richard C. Beatty

Cleary	Gottlieb Steen & Hamilton LLP